UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

MariaDB plc
(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share
(Title of Class of Securities)

G5920M100
(CUSIP Number)

Sébastien Thiel
Partner and Chief Financial Officer
Smartfin Management BV
Priester Cuypersstraat 3, B-1040
Brussels, Belgium
+32 15 28 78 84

With a copy to:

Jeffrey Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5920M100	Page 2 of 11 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Smartfin Management BV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,878,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,878,775
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)
14		TYPE OF REPORTING PERSON IA

(1)
Based on the 67,705,445 Ordinary Shares, nominal value $0.01 per share (“Ordinary Shares”), of MariaDB plc (the “Issuer”), outstanding as of August 31, 2023, as reported by the Issuer in its Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on September 18, 2023 (the “8‑K”).

CUSIP No. G5920M100	Page 3 of 11 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Smartfin Capital NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,145,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,145,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (1)
14		TYPE OF REPORTING PERSON OO

(1)	Based on the 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as reported by the Issuer in the 8-K.

CUSIP No. G5920M100	Page 4 of 11 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Smartfin Capital II CommV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,733,341
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,733,341
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,733,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14		TYPE OF REPORTING PERSON PN

(1)	Based on the 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as reported by the Issuer in the 8-K.

CUSIP No. G5920M100	Page 5 of 11 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bart Luyten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,878,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,878,775
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)
14		TYPE OF REPORTING PERSON IN

(1)	Based on the 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as reported by the Issuer in the 8-K.

CUSIP No. G5920M100	Page 6 of 11 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jürgen Ingels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,342 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,342 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1) (2)
14		TYPE OF REPORTING PERSON IN

(1)
The Ordinary Shares beneficially owned by Mr. Ingels were comprised of 48,342 restricted stock units of the Issuer that vested and were automatically converted into Ordinary Shares on June 28, 2023, and do not include 182,291 additional restricted stock units of the Issuer granted to Mr. Ingels, as further described in this Schedule 13D.

(2)	Based on the 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as reported by the Issuer in the 8-K.

Item 1.   Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) is being filed with respect to the Ordinary Shares, nominal value $0.01 per share (the “Ordinary Shares”), of MariaDB plc, an private limited company organized and existing under the laws of Ireland (the “Issuer”).  The Ordinary Shares of the Issuer are collectively referred to in this Schedule 13D as the “Shares.”  The address of the principal executive offices of the Issuer is 699 Veterans Blvd., Redwood City, California 94063.
Item 2.  Identity and Background.
(a)	The persons filing this Schedule 13D are:
(i)	Smartfin Management BV, a private limited company organized and existing under the laws of Belgium (“Smartfin Management”);
(ii)	Smartfin Capital NV, a public limited company organized and existing under the laws of Belgium (“Smartfin Capital NV”);
(iii)	Smartfin Capital II CommV, a limited partnership organized and existing under the laws of Belgium (“Smartfin Capital II,” and together with Smartfin Capital NV, the “Funds”);
(iv)	Bart Luyten, a citizen of Belgium (“Mr. Luyten”); and
(v)	Jürgen Ingels, a citizen of Belgium (“Mr. Ingels,” and together with Smartfin Management, Smartfin Capital NV, Smartfin Capital II and Mr. Luyten, the “Reporting Persons”).

The Funds, for which Smartfin Management is the general partner and acts as investment advisor, directly own the Shares set forth in this Schedule 13D, as described in further detail in Item 5 of this Schedule 13D. Smartfin Management may be deemed to have beneficial ownership over the Shares directly owned by the Funds by virtue of the authority granted to it to vote and to dispose of the securities held by the Funds, including the Shares.
Mr. Luyten is a Founding Partner of Smartfin Management and may be deemed to have beneficial ownership over the Shares directly owned by the Funds by virtue of his authority as permanent representative of Smartfin Management with respect to the Funds, to vote and to dispose of the securities held by the Funds, including the Shares.
Mr. Ingels is a Founding Partner of Smartfin Management and serves as a member of the board of directors of the Issuer.
(b)	The principal business address of each of the Reporting Persons is c/o Smartfin Management BV, Priester Cuypersstraat 3, B-1040 Brussels, Belgium.

(c)
The principal business of Smartfin Management is serving as general partner and investment advisor to the Funds and other funds and private investment vehicles affiliated with the Reporting Persons.  The principal business of each of Smartfin Capital NV and Smartfin Capital II is making investments.  The principal occupation of each of Mr. Luyten and Mr. Ingels is serving as a Founding Partner of Smartfin Management.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of Smartfin Management, Smartfin Capital NV and Smartfin Capital II is set forth in Schedule I attached hereto.

(d)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Smartfin Management, Smartfin Capital NV and Smartfin Capital II, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Smartfin Management, Smartfin Capital NV and Smartfin Capital II, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Each of Mr. Luyten and Mr. Ingels is a citizen of Belgium.
Item 3.  Source or Amount of Funds or Other Consideration.
The Reporting Persons (other than Mr. Ingels) may be deemed to beneficially own, in the aggregate, 5,878,775 Shares.  Such Shares were acquired by the Funds on December 16, 2022 in connection with the consummation of the business combination and the other transactions involving the Issuer, including the conversion of the Funds’ existing interests in the Issuer’s predecessor entity, MariaDB Corporation Ab, a Finnish private limited liability company, as described in greater detail in the Issuer’s Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2022.  The source of funding for the purchases by each of the Funds of their respective interests in such predecessor entity of the Issuer was the general working capital of such Fund.
As of the date of this Schedule 13D, Mr. Ingels has received an aggregate of 230,633 restricted stock units of the Issuer in connection with his service as a member of the board of directors of the Issuer, of which 48,342 restricted stock units vested and were automatically converted into an equal number of Shares on June 28, 2023, one day prior to the date on which the Issuer's 2023 annual meeting of shareholders was held.
Item 4.  Purpose of Transaction.
The Shares held by the Funds were acquired for investment purposes.  The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Securities.
Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the board of directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of Shares, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer's governing documents, revisions to the Issuer's capitalization or dividend policy, extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the board of directors or management of the Issuer.

Item 5.  Interest in Securities of the Issuer.
(a)
As of the date of this Schedule 13D, Smartfin Management and Mr. Luyten may be deemed to beneficially own, in the aggregate, 5,878,775 Shares, representing approximately 8.68% of all the outstanding Shares. Smartfin Capital NV may be deemed to beneficially own the 2,145,434 Shares held directly by Smartfin Capital NV, which Shares represent approximately 3.17% of all the outstanding Shares. Smartfin Capital II may be deemed to beneficially own the 3,733,341 Shares held directly by Smartfin Capital II, which Shares represent approximately 5.51% of all the outstanding Shares.

Mr. Ingels may be deemed to beneficially own 48,342 Shares, representing approximately 0.07% of all outstanding Shares. The Shares beneficially owned by Mr. Ingels are comprised of 48,342 restricted stock units of the Issuer that vested and were automatically converted into Ordinary Shares on June 28, 2023, one day prior to the date on which the Issuer’s 2023 annual meeting of shareholders was held. The Shares beneficially owned by Mr. Ingels do not include 182,291 additional restricted stock units of the Issuer granted to Mr. Ingels by the Issuer on June 29, 2023, which will vest upon the earlier of (i) the one-year anniversary of the grant date and (ii) the date that is one day prior to the date on which the Issuer’s next annual meeting of shareholders is held. The 48,342 Shares beneficially owned by Mr. Ingels and the 182,291 restricted stock units of the Issuer granted to Mr. Ingels are, in each case, directly held by Mr. Ingels and were received by Mr. Ingels from the Issuer as consideration for his service as a member of the board of directors of the Issuer.
The percentages set forth in this Schedule 13D are based upon the 67,705,445 Shares outstanding as of August 31, 2023, as reported by the Issuer in its Current Report on Form 8‑K, as filed with the SEC on September 18, 2023.
(b)	For purposes of this Schedule 13D:

All of the Shares (other than those held by Mr. Ingels) which the Reporting Persons may be deemed to beneficially own are held directly by the Funds. Smartfin Management, as the general partner and investment advisor to the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 5,878,775 Shares held directly by the Funds.  Mr. Luyten may be deemed to have the power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 5,878,775 Shares held directly by the Funds by virtue of his authority as permanent representative of Smartfin Management with respect to the Funds. Mr. Ingels may be deemed to beneficially own the 48,324 Shares held directly by him by virtue of his power to vote or direct the vote of (and the power to dispose or direct the disposition of) such Shares,which he received as consideration for his service as a member of the board of directors of the Issuer.
Smartfin Capital NV may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,145,434 Shares held directly by Smartfin Capital NV.  Smartfin Capital II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 3,733,341 Shares held directly by Smartfin Capital II.
(c)	The Reporting Persons have not effected any transactions in the Shares in the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 1 – Joint Filing Agreement, dated October 12, 2023, by and among the Reporting Persons (filed herewith).
Exhibit 2 – Power of Attorney granted by Jürgen Ingels in favor of Bart Luyten, dated October 12, 2023 (filed herewith).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  October 12, 2023
SMARTFIN MANAGEMENT BV

By:	/s/ Bart Luyten
Name: Bart Luyten
Title: Authorized Person

SMARTFIN CAPITAL NV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
Name: Bart Luyten
Title: Authorized Person

SMARTFIN CAPITAL II COMMV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
Name: Bart Luyten
Title: Authorized Person

/s/ Bart Luyten
BART LUYTEN

JÜRGEN INGELS

By:	/s/ Bart Luyten
Name: Bart Luyten
Title: Attorney-in-Fact

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons.  Each of Mr. Luyten, Mr. Ingels and Mr. Thiel is a citizen of Belgium.  Mr. Depuydt is a citizen of each of Belgium and the United Kingdom.  Except as otherwise indicated, the business address of each director and officer is c/o Smartfin Management BV, Priester Cuypersstraat 3, B-1040 Brussels, Belgium. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.
Name	Position

Bart Luyten	Founding Partner of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV

Jürgen Ingels	Founding Partner of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV

Thomas Depuydt	Managing Partner of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV

Sébastien Thiel	Partner and Chief Financial Officer of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV